Filed Pursuant to Rule 433

Registration No. 333-158663

Subject to Completion

Preliminary Term Sheet dated July 28, 2011

The notes are being offered by Bank of America Corporation (“BAC”). The notes will have the terms specified in this term sheet as supplemented by the documents indicated below under “Additional Terms” (together, the “Note Prospectus”). Investing in the notes involves a number of risks. There are important differences between the notes and a conventional debt security, including different investment risks. See “Risk Factors” on page TS-4 of this term sheet and beginning on page S-8 of product supplement RANGE-1. The notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

In connection with this offering, Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”) is acting in its capacity as principal for your account.

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these securities or determined if this Note Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price (1)(2)	$1,000.00	$
Underwriting commission (2)	$20.00	$
Proceeds, before expenses, to Bank of America Corporation	$980.00	$

(1)	Plus accrued interest from August , 2011, if settlement occurs after that date.
(2)	The public offering price and underwriting commission for any purchase by certain fee-based trusts and fee-based discretionary accounts managed by U.S. Trust operating through Bank of America, N.A. will be $980.00 per unit and $0.00 per unit, respectively.

*Depending on the date the notes are priced for initial sale to the public (the “pricing date”), any reference in this term sheet to the month in which the pricing date, the settlement date, the interest payment dates, the redemption dates, or the maturity date will occur is subject to change.

Merrill Lynch & Co.
August , 2011

Units Pricing Date* August     , 2011

Callable LIBOR Range Accrual Notes Settlement Date* August     , 2011

Linked to 6-Month U.S. Dollar LIBOR, Maturity Date* August     , 2026

due August     , 2026 CUSIP No.

$1,000 principal amount per unit

Term Sheet No.

Callable LIBOR Range Accrual Notes

The notes have a maturity of fifteen years

We may call the notes on November     , 2011 or on any quarterly interest payment date thereafter

We will pay interest quarterly at a variable annual rate based on the number of calendar days during the applicable quarterly interest period on which 6-Month U.S. Dollar LIBOR is less than or equal to 6.00%

The maximum annual interest rate payable on the notes will be determined on the pricing date and will be 7.00% to 7.30%

Principal and the final interest payment, if any, is paid at maturity or upon redemption

Payments of interest and repayment of principal at maturity are subject to the credit risk of Bank of America Corporation

No listing on any securities exchange

Market Downside Protection

Summary

The Callable LIBOR Range Accrual Notes Linked to 6-Month U.S. Dollar LIBOR, due August     , 2026 (the “notes”) are our senior unsecured debt securities. The notes are not guaranteed or insured by the Federal Deposit Insurance Corporation or secured by collateral. The notes will rank equally with all of our other unsecured and unsubordinated debt, and all payments due on the notes, including repayment of the principal amount, will be subject to the credit risk of BAC.

The notes will provide quarterly interest payments at a variable annual rate based upon the total number of calendar days in the applicable quarterly interest period on which the level of 6-Month U.S. Dollar LIBOR is less than or equal to 6.00%, as described below. The maximum annual rate of interest payable on the notes in any quarterly interest period will be determined on the pricing date, and will be 7.00% to 7.30%. We have the right to redeem all, but not less than all, of the notes on November     , 2011 or on any subsequent interest payment date. If the notes have not been previously redeemed, we will pay to you at maturity the principal amount of your notes plus any accrued and unpaid interest, subject to our credit risk. The notes are not traditional debt securities and, during any interest period, it is possible that the notes will not pay interest or will pay interest at a very low rate.

Capitalized terms used but not defined in this term sheet have the meanings set forth in product supplement RANGE-1. Unless otherwise indicated or unless the context requires otherwise, all references in this document to “we,” “us,” “our,” or similar references are to BAC.

Terms of the Notes

Issuer:	Bank of America Corporation (“BAC”)
Original Offering Price:	$1,000 per unit
Term:	Fifteen years
Optional Early Redemption:

We have the right to redeem all (but not less than all) of the notes on November     , 2011 or on any subsequent interest payment date (each, an “Early Redemption Date”). The redemption price will be 100% of the principal amount of the notes, plus any accrued and unpaid interest. In order to redeem the notes, we will give notice to the trustee at least five business days but not more than 60 calendar days before the specified Early Redemption Date.

Reference Rate:

6-Month U.S. Dollar LIBOR, which will be determined based on Reuters page LIBOR01, or any page substituted for that page, and as further described in the prospectus on page 19, under the caption “Description of Debt Securities—Floating Rate Notes—LIBOR Notes.”

Reference Rate Range:	Less than or equal to 6.00%
Payment at Maturity:	If the notes have not been previously redeemed, we will pay to you at maturity the principal amount of the notes, plus any accrued and unpaid interest, subject to our credit risk.
Interest Rates:

For each quarterly interest period, interest will accrue at a rate per annum equal to:

R × (N/D)

“R” will be determined on the pricing date and will be 7.00% to 7.30% per annum.

“N” will be the total number of calendar days during the applicable quarterly interest period on which the Reference Rate is within the Reference Rate Range.

“D” will be the total number of calendar days during the applicable quarterly interest period.

Interest will not accrue on any calendar day on which the Reference Rate is outside the Reference Rate Range. You may not earn any interest on the notes at all.

In no event will the annualized interest rate applicable to any quarterly interest period be greater than R or less than 0.00%.

If any calendar day during the applicable interest period is not a business day, the level of the Reference Rate for that calendar day will be the level of the Reference Rate on the London Banking Day (as defined on page 25 of the prospectus) immediately prior to that calendar day.

The level of the Reference Rate for the last four London Banking Days of a quarterly interest period will be same as the level of the Reference Rate on the London Banking Day immediately preceding those four days.

Interest Payment Dates:

Quarterly, on February     , May     , August     , and November     , beginning on November     , 2011, subject to postponement as described in the section entitled “Description of the Notes—Interest” beginning on page S-19 of product supplement RANGE-1.

Day Count Convention:	30/360
Calculation Agent:	Merrill Lynch Capital Services, Inc., a subsidiary of BAC
Fees Charged:

The public offering price of the notes includes the underwriting commission of $20.00 per unit as listed on the cover page and an additional charge of $10.00 per unit as more fully described on page TS-5.

Callable LIBOR Range Accrual Notes	TS-2

Hypothetical Interest Rate Calculations

Examples

Set forth below are five hypothetical examples of interest rate calculations (rounded to two decimal places) for a hypothetical interest period that has 90 calendar days and a hypothetical R of 7.15%, which is the midpoint of the range of 7.00% to 7.30%. These examples are for purposes of illustration only. The actual interest rate for any interest period will depend on the actual R, the actual number of calendar days in that interest period, and the level of the Reference Rate on each calendar day during that period.

Example 1: There were no calendar days during the interest period on which the Reference Rate was within the Reference Rate Range:

N:	0
D:	90
Annual rate:	7.15% × 0/90 = 0.00%

Hypothetical interest rate for that quarterly interest period: 0.00% x 90/360 = 0.00%

Example 2: There were 18 calendar days during the interest period on which the Reference Rate was within the Reference Rate Range:

N:	18
D:	90
Annual rate:	7.15% × 18/90 = 1.43%

Hypothetical interest rate for that quarterly interest period: 1.43% x 90/360 = 0.36%

Example 3: There were 36 Market calendar days during the interest period on which the Reference Rate was within the Reference Rate Range:

N:	36
D:	90
Annual rate:	7.15% × 36/90 = 2.86%

Hypothetical interest rate for that quarterly interest period: 2.86% x 90/360 = 0.72%

Example 4: There were 54 calendar days during the interest period on which the Reference Rate was within the Reference Rate Range:

N:	54
D:	90
Annual rate:	7.15% × 54/90 = 4.29%

Hypothetical interest rate for that quarterly interest period: 4.29% x 90/360 = 1.07%

Example 5: The Reference Rate was within the Reference Rate Range on each calendar day during the interest period:

N:	90
D:	90
Annual rate:	7.15% × 90/90 = 7.15%

Hypothetical interest rate for that quarterly interest period: 7.15% x 90/360 = 1.79%

Callable LIBOR Range Accrual Notes	TS-3

Risk Factors

There are important differences between the notes and a conventional debt security. An investment in the notes involves significant risks, including those listed below. You should carefully review the more detailed explanation of risks relating to the notes in the “Risk Factors” sections beginning on page S-8 of product supplement RANGE-1 and page S-4 of the MTN prospectus supplement identified below under “Additional Terms.” We also urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

▪	The notes are subject to our early redemption.

▪	It is possible that you may receive no interest, or only a limited amount of interest, for one, more than one, or all interest periods.

▪	In no event will the annualized interest rate applicable to any quarterly interest period be greater than R.

▪	Your yield may be less than the yield on a conventional debt security of comparable maturity.

▪

If on the fifth London Banking Day prior to a quarterly interest payment date, the Reference Rate is outside the Reference Rate Range, no interest will accrue on the notes for that day and the last four London Banking Days of that interest period. This is the case even if the Reference Rate is within the Reference Rate Range on one or more of those last four London Banking Days.

▪	You must rely on your own evaluation of the merits of an investment linked to the Reference Rate.

▪

In seeking to provide you with what we believe to be competitive terms for the notes while providing MLPF&S with compensation for its services, we have considered the costs of developing, hedging, and distributing the notes described on page TS-5. The price at which you may sell the notes in any secondary market may be lower than the public offering price due to, among other things, the inclusion of these costs.

▪	Payments on the notes are subject to our credit risk, and changes in our credit ratings are expected to affect the value of the notes.

▪	A trading market is not expected to develop for the notes. MLPF&S is not obligated to make a market for, or to repurchase, the notes.

▪

If you attempt to sell the notes prior to maturity, their market value, if any, will be affected by various factors that interrelate in complex ways and their market value may be less than the Original Offering Price.

▪	Our trading and hedging activities may create conflicts of interest with you.

▪	There may be potential conflicts of interest involving the calculation agent. We have the right to appoint and remove the calculation agent.

▪

You should consider the tax consequences of investing in the notes. See “Certain U.S. Federal Income Taxation Considerations” below, and “U.S. Federal Income Tax Summary” beginning on page S-27 of product supplement RANGE-1.

Investor Considerations

You may wish to consider an investment in the notes if:

▪	You anticipate that the Reference Rate will be within the Reference Rate Range for most or all of the term of the notes.

▪	You accept that the interest rate applicable to each quarterly interest period during the term of the notes is uncertain and may be 0.00% per annum for the entire term of the notes.

▪

You accept that, even if the Reference Rate is within the Reference Rate Range on each calendar day of an interest period, the annualized interest rate for the related interest period will not be more than the rate that will be determined on the pricing date.

▪	You are willing to have your notes redeemed prior to maturity on any interest payment date occurring on or after November , 2011.

▪

You are willing to accept that a trading market is not expected to develop for the notes. You understand that secondary market prices for the notes, if any, will be affected by various factors, including our actual and perceived creditworthiness.

▪	You are willing to accept that the payments on the notes depend on our creditworthiness, as the issuer of the notes.

The notes may not be an appropriate investment for you if:

▪	You anticipate that the Reference Rate will be outside the Reference Rate Range often enough during the term of the notes so as not to provide you with your desired return.

▪	You seek an investment with a guaranteed interest rate applicable to each quarterly interest period, or one that is not limited to the rate that will be determined on the pricing date.

▪	You are not willing to have your notes redeemed prior to maturity.

▪	You seek assurances that there will be a liquid market if and when you want to sell the notes prior to maturity.

▪	You are unwilling or are unable to assume the credit risk associated with us, as the issuer of the notes.

Callable LIBOR Range Accrual Notes	TS-4

Supplement to the Plan of Distribution; Role of MLPF&S and Conflicts of Interest

We may deliver the notes against payment therefor in New York, New York on a date that is greater than three business days following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement of the notes occurs more than three business days from the pricing date, purchasers who wish to trade the notes more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

The notes will not be listed on any securities exchange.

MLPF&S, a broker-dealer subsidiary of BAC, is a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”) and will participate as selling agent in the distribution of the notes. Accordingly, offerings of the notes will conform to the requirements of Rule 5121 applicable to FINRA members. MLPF&S may not make sales in this offering to any of its discretionary accounts without the prior written approval of the account holder.

Under our distribution agreement with MLPF&S, MLPF&S will purchase the notes from us as principal at the public offering price indicated on the cover of this term sheet, and will receive the indicated underwriting commission. The public offering price includes, in addition to the underwriting commission, a charge of approximately $10.00 per unit. This charge reflects an estimated profit earned by MLPF&S from transactions through which the notes are structured and resulting obligations hedged. The fees charged reduce the economic terms of the notes. Actual profits or losses from these hedging transactions may be more or less than this amount. In entering into the hedging arrangements for the notes, we seek competitive terms and may enter into hedging transactions with a division of MLPF&S or one of our subsidiaries or affiliates. For further information regarding these charges, our trading and hedging activities and conflicts of interest, see “Risk Factors—General Risks Relating to the Notes,” beginning on page S-8 and “Use of Proceeds” on page S-18 of product supplement RANGE-1.

MLPF&S will not receive an underwriting commission for notes sold to certain fee-based trusts and fee-based discretionary accounts managed by U.S. Trust operating through Bank of America, N.A.

If you place an order to purchase the notes, you are consenting to MLPF&S acting as a principal in effecting the transaction for your account.

MLPF&S may repurchase and resell the notes, with repurchases and resales being made at prices related to then-prevailing market prices or at negotiated prices. MLPF&S may act as principal or agent in these transactions; however it is not obligated to engage in any such transactions.

Callable LIBOR Range Accrual Notes	TS-5

6-Month U.S. Dollar LIBOR

The Reference Rate is 6-Month London Inter-Bank Offered Rate that appears on Reuters page LIBOR01 as of 11:00 A.M., London time, on the applicable London Banking Day. The following table sets forth, in percentage terms, the month-end levels of the Reference Rate obtained from Bloomberg L.P. for the period from January 2006 through June 2011.

	2006	2007	2008	2009	2010	2011
January	4.81000%	5.40000%	3.04125%	1.66000%	0.38438%	0.45381%
February	4.99000%	5.33000%	2.93125%	1.80313%	0.38688%	0.46400%
March	5.14000%	5.32969%	2.61438%	1.73563%	0.44438%	0.45950%
April	5.22000%	5.36000%	2.96500%	1.56500%	0.53063%	0.43050%
May	5.33000%	5.38475%	2.91063%	1.24000%	0.75188%	0.40313%
June	5.58938%	5.38625%	3.10875%	1.11125%	0.75250%	0.39775%
July	5.51000%	5.32688%	3.08375%	0.92500%	0.66781%
August	5.43125%	5.53500%	3.11750%	0.75500%	0.49669%
September	5.37000%	5.13250%	3.98125%	0.62875%	0.46250%
October	5.38750%	4.80625%	3.12125%	0.56438%	0.44844%
November	5.34688%	4.91000%	2.59125%	0.48813%	0.46100%
December	5.37000%	4.59625%	1.75000%	0.42969%	0.45594%

The following graph sets forth the monthly historical performance of the Reference Rate in the period from January 2006 through June 2011. The dotted line represents 6.00%, the upper limit of the Reference Rate Range. On July 25, 2011, the Reference Rate was 0.42450%.

The historical data on the Reference Rate presented above is not necessarily indicative of the future performance of the Reference Rate or what the value of the notes may be. The historical data sets forth only month-end levels of the Reference Rate. Interest accruing on the notes is determined in reference to daily levels of the Reference Rate. Any month-end trend in the level of the Reference Rate is not necessarily indicative of the intra-month trends. Furthermore, any historical upward or downward trend in the level of the Reference Rate during any period set forth above is not an indication that the level of the Reference Rate is more or less likely to increase or decrease at any time over the term of the notes.

Before investing in the notes, you should consult publicly available sources for the levels of the Reference Rate. The generally unsettled international environment and related uncertainties, including the risk of terrorism, may result in the Reference Rate and financial markets generally exhibiting greater volatility than in earlier periods.

Callable LIBOR Range Accrual Notes	TS-6

Certain U.S. Federal Income Taxation Considerations

Set forth below is a summary of certain U.S. federal income tax considerations relating to an investment in the notes. The following summary is not complete and is qualified in its entirety by the discussion under the section entitled “U.S. Federal Income Tax Summary” beginning on page S-27 of the accompanying product supplement RANGE-1, which you should carefully review prior to investing in the notes. For purposes of that discussion, and subject to the factors described in the third paragraph of this section, we intend to treat the notes as “variable rate debt instruments” for U.S. federal income tax purposes, and the balance of this discussion assumes that this characterization is proper and will be respected. Capitalized terms used and not defined herein have the meanings ascribed to them in the accompanying product supplement RANGE-1.

Under this characterization, interest on a note generally will be included in the income of a U.S. Holder as ordinary income at the time it is accrued or is received in accordance with the U.S. Holder’s regular method of accounting for U.S. federal income tax purposes. Upon the sale or exchange of a note, a U.S. Holder will recognize gain or loss equal to the difference between the amount realized upon the sale or exchange (except to the extent attributable to accrued but unpaid interest) and the U.S. Holder’s adjusted tax basis in the note. A U.S. Holder’s adjusted tax basis in a note generally will be the cost of the note to such U.S. Holder. Gain or loss realized on the sale or exchange of a note generally will be capital gain or loss and will be long-term capital gain or loss if the note has been held for more than one year. The deductibility of capital losses is subject to limitations.

Notwithstanding the above, depending on market conditions in effect on the pricing date, we may instead treat the notes as “contingent payment debt instruments” for U.S. federal income tax purposes, subject to taxation under the “noncontingent bond method.” If the notes were so treated, a U.S. Holder will be required to report OID or interest income based on a “comparable yield” and a “projected payment schedule,” that we will establish for determining interest accruals and adjustments with respect to a note. Upon a sale, exchange, or redemption of a note prior to maturity, a U.S. Holder generally will treat any gain as interest income, and any loss as ordinary loss to the extent of interest included in income in the current or previous taxable years in respect of the notes, and the balance as capital loss. Please see the discussion under the section entitled “U.S. Federal Income Tax Summary – U.S. Holders—Income Tax Considerations – Contingent Payment Debt Instruments” beginning on page S-29 of the of the accompanying product supplement RANGE-1.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the notes, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws. See the discussion under the section entitled “U.S. Federal Income Tax Summary” beginning on page S-27 of the accompanying product supplement RANGE-1.

Callable LIBOR Range Accrual Notes	TS-7

Additional Terms

You should read this term sheet, together with the documents listed below, which together contain the terms of the notes and supersede all prior or contemporaneous oral statements as well as any other written materials. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the sections indicated on the cover of this term sheet. The notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

You may access the following documents on the SEC Website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Website):

▪	Product supplement RANGE-1 dated August 27, 2010:

http://www.sec.gov/Archives/edgar/data/70858/000119312510199455/d424b5.htm

▪	Series L MTN prospectus supplement dated April 21, 2009 and prospectus dated April 20, 2009:

http://www.sec.gov/Archives/edgar/data/70858/000095014409003387/g18667b5e424b5.htm

Our Central Index Key, or CIK, on the SEC Website is 70858.

We have filed a registration statement (including a product supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this term sheet relates. Before you invest, you should read the product supplement, the prospectus supplement, and the prospectus in that registration statement, and the other documents relating to this offering that we have filed with the SEC for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, we, any agent, or any dealer participating in this offering will arrange to send you the Note Prospectus if you so request by calling MLPF&S toll-free at 1-866-500-5408.

MLPF&S classifies certain market-linked investments (the “Market-Linked Investments”) into categories, each with different investment characteristics. The following description is meant solely for informational purposes and is not intended to represent any particular Market Downside Protection Market-Linked Investment or guarantee any performance.

Market Downside Protection Market-Linked Investments combine some of the capital preservation features of traditional bonds with the growth potential of equities and other asset classes. They offer full or partial market downside protection at maturity, while offering market exposure that may provide better returns than comparable fixed income securities. It is important to note that the market downside protection feature provides investors with protection only at maturity, subject to issuer credit risk. In addition, in exchange for full or partial protection, you forfeit dividends and full exposure to the linked asset’s upside. In some circumstances, this could result in a lower return than with a direct investment in the asset.

Callable LIBOR Range Accrual Notes	TS-8